NYSE ALTERNEXT US LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

December 12, 2008

NYSE Alternext US LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the common stock of the following:

Franklin Bank Corporation

Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share

Commission File Number – 001-32859

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Sections 134 and 1101 of the NYSE Alternext US LLC Company Guide (the “Company Guide”) which require that listed issuers must comply with applicable Commission requirements with respect to the filing of reports and other documents through the Commission’s Electronic Data Gathering Analysis and Retrieval system; and

(b)

Section 1003(a)(iv) of the Company Guide  which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature; and

(c)

Section 1003(c)(3) of the Company Guide which states the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer whenever advice has been received, deemed by the Exchange to be authoritative,

2.

The Series A Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”) of Franklin Bank Corporation (the “Company” or “Franklin”) does not qualify for continued listing for the following reasons:

(a)

The Company failed to timely file its Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K) and Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

(b)

On November 7, 2008, the Company issued a press release indicating that Franklin Bank, S.S.B. (the “Bank”), the wholly owned subsidiary of Franklin was closed by the Texas Department of Savings and Mortgage lending and that the Federal Deposit Insurance Corporation was appointed as receiver of the Bank.  The press release went on to say that Franklin’s principal asset was its ownership of the Bank and as a result of the receivership Franklin had very limited tangible assets.  Subsequently, on November 13, 2008, the Company filed a form 8-K and stated that on November 12, 2008, Franklin filed for protection under Chapter 7 of the United States Bankruptcy Code.

(c)

Based on the foregoing, in accordance with Section 1003(c)(3) of the Company Guide, the Exchange determined that advice, deemed to the Exchange to be authoritative, had been received, that the Preferred Stock was without value and therefore the extent of  the public distribution and the aggregate market value of the Company’s Preferred Stock had become so reduced as to make further dealings on the Exchange inadvisable

3.

In reviewing the eligibility of the Company’s Preferred Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated March 20, 2008 in accordance with Section 1009 of the Company Guide, the Company was advised of its status in relation to the standards of the Exchange and offered an opportunity to submit a business plan in support of continued listing. The Exchange’s letter advised that the Company would need to regain compliance with the Exchange’s continued listing standards as specified by Sections 134 and 1101 of the Company Guide by June 17, 2008.

(b)

The Company submitted its plan by letter dated April 3, 2008 (the “Plan”) and indicated that it would not be able to file the Form 10-K until June 17, 2008.  As such, the Company would also become delinquent in the filing of its Form 10-Q for the period ended March 31, 2008.

(c)

By letter dated April 16, 2008, the Exchange notified the Company that it accepted the Plan and granted the Company an extension until June 30, 2008 to file the Form 10-K and until July 31, 2008 to file the Form 10-Q for the period ended March 31, 2008.

(d)

By letter dated June 5, 2008, the Company provided a supplement to the Plan which indicated that the Company would not be able to become current in its SEC filings within the timeline previously provided and requested a further extension to regain compliance with the Exchange’s listing standards (the “Supplement”).

(e)

Via correspondence dated June 27, 2008, the Exchange notified the Company that it accepted the Supplement and granted the Company an extension until September 15, 2008 to regain compliance with the continued listing standards.

(f)

On September 11, 2008 the Company provided a further supplement to the Plan and requested an additional extension of time to regain compliance with the continued listing standards.

(g)

On November 17, 2008, the Exchange notified Franklin of its intention to initiate delisting proceedings against the Company (the “Staff Determination”).  The Staff Determination was based on the fact that (i) the Bank was closed by the Texas Department of Savings and Mortgage lending and the Federal Deposit Insurance Corporation was appointed as receiver of the Bank; (ii) Franklin had filed for protection under Chapter 7 of the Bankruptcy Code; and (iii) the Company remained delinquent in its required SEC filings.  Staff’s November 17, 2008 letter also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by November 24, 2008.

(h)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.amex.com.  Further, a copy of this application has been forwarded to Mr. Alan Master, President and Chief Executive of Franklin Bank Corp.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Regulation, Inc.